ANNEX 1 — SUMMARY

FORM 6-K
SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of
The Securities Exchange Act of 1934

Announcements sent to the London Stock Exchange

National Grid plc, 1-3 Strand, London, WC2N 5EH, United Kingdom

Routine announcements in the period from
3 February to 5 March 2014

DATE	DETAIL

03 March 2014	Block Listing Interim Return 1 September 2013 to 28 February 2014

03 March 2014	Voting rights and capital update (end of February issued share capital confirmed)

10 February 2014	Directors Interests- Share Incentive Plan-monthly update

Note: During the period a ‘same day’ Form 6-K was issued in respect of the following National Grid plc announcement:

3 March 2014: Board Appointment